
April 8, 2011

John C. Wobensmith- Chief Financial Officer and Secretary
Genco Shipping and Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171

    Re: Genco Shipping and Trading Limited
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 10, 2011
            File No. 001-33393

Dear Mr. Wobensmith:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             David R. Humphrey
                             Branch Chief